Charles R. Berry T (480) 684-1302 F (480) 684-1188 Email:cberry@clarkhill.com	Clark Hill 14850 N. Scottsdale Road, Suite 500 Scottsdale, AZ 85254 T (480) 684-1100 F (480) 684-1199

May 12, 2022

VIA ELECTRONIC FILING

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate & Construction Securities & Exchange Commission Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)

File Number:                024-11783

Amendment No. 1 to Form 1-A filed April 4, 2022

Dear Mr. Regan and Ms. Howell:

This letter responds to yours dated April 29, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 1 to its Form 1-A filed April 4, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 2 to Form 1-A being filed on this date.

General

1.

We note your disclosure that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter’s NAV per Unit in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior quarter. Please clarify how you will communicate such material changes from NAV to investors in this offering and clarify who will make such determinations.

The Company will only use a different NAV per Unit in cases where the Company believes that there has been a material decrease in NAV since the end of the prior quarter due to force majeure events. In the event the Company’s NAV is so adjusted, the reason for any such adjustment will be conspicuously displayed at the Reiturn Fund Platform described in the Offering Circular. See the language on the cover page of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Plan of Operation

Acquisitions, page 53

2.

We note your disclosure that as of the date of this offering, you are either in exclusive negotiations for or are under contract to purchase $49.9 million of multifamily properties representing 662 units across five different assets in Buffalo, Pittsburgh, and Cincinnati. Please address the following:

•	Please clarify for us and in your filing if any of these properties are probable or not probable of acquisition. Within your response, please provide a detailed analysis regarding your conclusion.

•

To the extent any of these properties are probable of acquisition and have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

The Company will not be acquiring the above described properties and all references thereto have been removed from the Offering Circular, specifically the references were removed on Page 53 of the Offering Circular.

Plan of Distribution, page 88

3.

We note your disclosure that the Company will undertake Closings at least once a month on the first day of each month once the minimum offering amount is sold and, as a result, investors may receive Units on varying dates. Additionally, it appears that you may terminate the offering at any time and for any reason and that you reserve the right to reject any investor’s subscription in whole or in part for any reason. It is unclear how much time you may take to approve a subscription. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

The Company will accept or reject a subscription within five business days following submission to the Company. See Page 90 of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Audited Financial Statement, page F-1

4.

We note that you were formed on November 2, 2021 and intend to have a December 31st fiscal year end. Please tell how you determined it was unnecessary to include an audited balance sheet as of December 31, 2021. Refer to Part F/S of Form 1-A for financial statements requirements.

The Company was formed on November 2, 2021, but was an unfunded shell with no assets until mid-January 2022. Therefore, no tax filings were made, or will be made, relative to the calendar year 2022. There was no balance sheet to audit for the year 2021.

The Company believes that this letter responds as fully as practicable to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

Clark Hill

Charles R. Berry

CRB:kl

cc:	Andrew Reichert

Dan Croce

Charles R. Berry	Clark Hill
T (480) 684-1302	14850 N. Scottsdale Rd., Suite 500
F (480) 684-1188	Scottsdale, AZ 85254
Email:cberry@clarkhill.com	T (480) 684-1100
F (480) 684-1199

June 30, 2022

Via Electronic Filing

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)
File Number: 024-11783
Amendment No. 3 to Form 1-A filed June 27, 2022

Dear Mr. Regan & Ms. Howell:

This letter responds to yours dated May 23, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 2 to its Form 1-A filed May 12, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 3 to Form 1-A being filed on this date.

General

1.    We note your revisions on the cover page in response to prior comment 1 that any change would be conspicuously displayed at your Reiturn Fund Platform. Please provide your analysis showing how you concluded that you would not need to amend your offering statement to reflect such changes. Also, please revise your disclosure elsewhere in your filing including, for example, the summary to clarify the circumstances in which you may offer securities at a price other than the prior quarter’s NAV per Unit, including what force majeure events may affect this determination.

After considering the alternatives, the Company has determined that it will not offer Units in this offering at a NAV per Unit other than the price set forth in the Offering Circular. Language regarding the Company potentially offering and selling Units at a different NAV has been deleted from the Offering Circular.

Audited Financial Statement, page F-1

2.

We note from your response to comment 4 that as of December 31, 2021 you were an unfunded shell with no assets. Please tell us what authoritative guidance management relied upon in its determination to omit an audited balance sheet as of December 31, 2021. In your response, please reference Part F/S(b)(3)(A) of Form 1-A.

As we noted in our last response, the Company believed that including an audited balance sheet for December 31, 2021 with the sole asset being a contribution receivable was immaterial. Responding to your comment, the new amendment includes: (a) an audited financial statement dated December 31, 2021; and (b) an unaudited financial statement dated May 31, 2022, in compliance with Part F/S(b) (3) (A) of Form 1-A.

Exhibits

3.	Please file all material exhibits including, for example, the escrow agreement with North Capital, the License Agreement with Birgo and the consent of Cohen & Co to the tax disclosure on page 67.

Responding to your comment, the new amendment includes all material exhibits, including, but not limited to: (a) the escrow agreement with North Capital; (b) the License Agreement with Birgo; and (c) a revised consent of Cohen & Co.

The consent of Cohen & Co. does not refer to the tax disclosure formerly contained on page 67. After reviewing other REIT filings that have been approved, the Company has determined not to obtain an opinion from tax counsel with regard to its organization in conformity with the requirements for qualification and taxation as a REIT. All references to a tax opinion formerly contained in the Offering Circular have been deleted, and additional disclosures have been added. See, e.g., page 59

The Company believes that this letter responds fully to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

CLARK HILL PLC

Charles R. Berry

CRB:kle

cc:	Andrew Reichert

Dan Croce